June 9, 2009


Susann Reilly, Attorney
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Mail Stop 3561
Washington, DC 20549

Re:  May 22, 2009 Letter from the SEC to Stratus Media Group Inc.
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Dear Ms. Reilly:

As discussed and agreed with you on Thursday, June 4, 2009, you have granted Stratus Media Group Inc. an extension to June 19, 2009 for a reply to your letter of May 22, 2009.

Sincerely,

/s/ Paul Feller
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Paul Feller
Principal Executive Officer